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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                          OF THE SECURITIES ACT OF 1934

                             TETON PETROLEUM COMPANY
                                (Name of Issuer)

                             TETON PETROLEUM COMPANY
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK PURCHASE WARRANTS
                         (Title of Class of Securities)

                                       n/a
                      (CUSIP Number of Class of Securities)

                           H. Howard Cooper, President
                             TETON PETROLEUM COMPANY
                                 P.O. Box 774327
                           Steamboat Springs, CO 80477
                                 (970) 870-1417
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s)) Filing Statement

                                 With copies to:
                                Gregory Sichenzia
                                 Thomas A. Rose
                       Sichenzia Ross Friedman Ference LLP
                     1065 Avenue of the Americas, 21st Floor
                               New York, NY 10018

                               September __, 2002
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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                            CALCULATION OF FILING FEE
                 ----------------------------------------------

Transaction Valuation                                  Amount of
                                                       Filing Fee
$4,527,391.30 based upon price                          $416.52
of Common Stock on August 21, 2002

____ Checkbox if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of the filing.

AMOUNT PREVIOUSLY PAID:

FILING PARTY:

FORM OR REGISTRATION NO.:

DATE FILED:

___ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

    third-party tender offer subject to Rule 14D-1.
---
 X  issuer tender offer subject to Rule 13e-4.
---
    going-private transaction subject to Rule 13e-3.
---
    amendment to Schedule 13D under Rule 13d-2.
---
Check the following box if the filing is a final amendment reporting the results of the tender offer: ___

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ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the Summary Term Sheet in the Offer to Exchange is incorporated herein by reference.

         This statement relates to our offer to exchange our outstanding common stock purchase warrants for new common stock purchase warrants:

        o  with a lower exercise price of $0.30;
        o  with piggy-back registration rights; and
        o  expiring on the earlier of
             o six (6) months after the effective date of a registration statement registering the new common stock purchase warrants; or
             o one (1) year after the day the new common stock purchase warrants are issued.

The election period for the holders of our common stock purchase warrants expires on [30 days], which we have the sole discretion to extend for an additional [30 days].

         The common stock purchase warrants that are the subject of this tender offer constitutes all of our common stock purchase warrants that are issued and outstanding. The following is a list of all of our outstanding common stock purchase warrants:

Issued Date                                  Number of Warrants
-------------------------------------------- -----------------------------------

September 29, 2000                            1,662,400
-------------------------------------------- -----------------------------------

October 1, 2000                               1,000,000
-------------------------------------------- -----------------------------------

July 27, 2001                                 3,566,772
-------------------------------------------- -----------------------------------

November 11, 2002                             1,724,138
-------------------------------------------- -----------------------------------

February 15, 2002                               124,998
-------------------------------------------- -----------------------------------

April 1, 2002                                22,744,572
-------------------------------------------- -----------------------------------


-------------------------------------------- -----------------------------------

         Total                               30,822,880
-------------------------------------------- -----------------------------------

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This tender is not conditioned upon the tender of any minimum amount, all common stock purchase warrants tendered will be accepted by us and we will not withdraw our offer. Common stock purchase warrants tendered during the election period will be held in escrow until the expiration of the offering, or any extension thereof. Any warrant holders not tendering their common stock purchase warrants will continue to have the rights set forth in their original common stock purchase warrants.

ITEM 2.  SUBJECT COMPANY INFORMATION

(a) The name of the issuer is Teton Petroleum Company. The address of its principal executive offices is 2135 Burgess Creek Road, Suite #7, Steamboat Springs, CO 80487.
(b) There are currently 30,822,880 common stock purchase warrants outstanding.
(c) There is no market on which the common stock purchase warrants are traded.
(d)      Not applicable.
(e)      Not applicable
(f)      Not applicable.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

         Teton Petroleum Company, 2135 Burgess Creek Road, Suite # 7, Steamboat Springs, CO 80487. The business number is (970) 870-1417. Our officers and directors, who can be reached at the above-referenced business address and telephone number, are as follows:

               o   H. Howard Cooper, President and Director
               o   Carl F. Arliss, Director
               o   James J. Woodcock, Director
               o   Thomas F. Conroy, Chief Financial Officer and Secretary


ITEM 4.  TERMS OF THE TRANSACTION

         (a) Material terms.

(1) Tender Offers.

(i) The information set forth on the cover page to the Offer to Exchange is incorporated herein by reference.

(ii) The information set forth on the cover page to the Offer to Exchange is incorporated herein by reference.

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(iii) The information set forth in the Offer to Exchange - Terms of the Offer;
Expiration Date is incorporated herein by reference.

(iv) Not applicable.

(v) The information set forth in the Offer to Exchange - Terms of the Offer; Expiration Date is incorporated herein by reference.

(vi) The information set forth in the Offer to Exchange - Withdrawal Rights is incorporated herein by reference.

(vii) The information set forth in the Offer to Exchange - Procedures for Tendering Shares and Withdrawal Rights is incorporated herein by reference.

(viii) The information set forth in the Offer to Exchange - Acceptance for Payment and Payment for Shares is incorporated herein by reference.

(ix) The Company is tendering for all of its common stock purchase warrants.

(x) The information set forth in the Offer to Exchange - Description of Common Stock Purchase Warrants is incorporated herein by reference.

(xi) The information set forth in the Offer to Exchange - Tax Consequences is incorporated herein by reference.

(xii) The information set forth in the Offer to Exchange - Federal Income Tax Consequences is incorporated herein by reference.

(2) Mergers or Similar Transactions. Not applicable.

(b) Exchanges. Our officers and directors that hold common stock purchase warrants are eligible to participate on the same terms and conditions as other warrant holders.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         Not applicable.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         The purpose of this tender offer is to (i) enhance the value to the holders of the outstanding common stock purchase warrants by exchanging them with the new common stock purchase warrants that have an exercise price of $0.30; and (ii) encourage the timely exercise of the new common stock purchase warrants to provide capital for Teton. Once accepted for tender, the common stock purchase warrants will be cancelled. Except as described herein, there are no present plans or proposals that relate to or would result in:

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(a) The acquisition by any person, other than the Company, of additional securities of the Company, or the disposition of such securities by any such person;

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) Any sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Company;

(e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(f) Any material change in the Company's corporate structure or business;

(g) Any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) The delisting of any class of security of the Company from any national securities exchange, or the cessation of quotations of any such class of securities in any inter-dealer quotation system.

(i) Any class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

(j) The suspension of the Company's obligation to file reports pursuant to
Section 15(d) of the Exchange Act.

ITEM 7. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         We shall issue new common stock purchase warrants in consideration for warrant holders tendering their old common stock purchase warrants. We expect to incur approximately $1,000 in filing fees, $15,000 in legal fees and $3,000 in printing, mailing and miscellaneous expenses concerning this transaction, all of which we shall be responsible for paying.

ITEM 8. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information contained in Offer to
Exchange - Identity and Background of Certain Persons is incorporated herein by reference.

(b) Securities Transactions.  None.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         No person or classes of persons have been employed, retained or are to be compensated by us to make solicitations or recommendations in connection with this offer. Further, our current administrative staff will be used for coordinating this transaction with our transfer agent, as well as answering any questions that the our shareholders may ask.

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ITEM 10. FINANCIAL STATEMENTS

         Incorporated by reference are the financial statements that are included in our Annual Report on form 10-KSB for the fiscal year ended December 31, 2001, and all amendments thereto, and the Quarterly Reports on Form 10-QSB for the period ended June 30, 2002.

ITEM 11. ADDITIONAL INFORMATION

(a) (1) There are no present or proposed contracts, arrangements, understandings or relationships between Teton and its executive officers, directors or affiliates relating, directly or indirectly, to this tender offer.

(2) There are no applicable regulatory requirements or approvals needed for this offer.

(3) There are no applicable anti-trust laws.

(4) The margin requirements of Section 7 are inapplicable.

(5) None

(b) None

ITEM 12. EXHIBITS.

(a) Exhibit 99.1 - The form of the transmittal letter dated September  ___, 2002

(b) Exhibit 99.2 - The form of new common stock purchase warrant.

(c) None.

(d) None.

(e) None.

(f) None.

         THE SOLICITATION OR RECOMMENDATION

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.



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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September __, 2002

                                TETON PETROLEUM COMPANY


                                BY: /S/ H. HOWARD COOPER
                                    -----------------------
                                    H. HOWARD COOPER
                                    PRESIDENT


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